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May 12, 2016	Writer’s Direct Contact +1 (212) 468.8179 apinedo@mofo.com

Via Email

Edward P. Bartz, Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	ALAIA Market Linked Trust, Series 1-[1]
(File Nos. 333-206756 and 811-23095)

Dear Mr. Bartz:

Your letter of April 27, 2016 indicates that the staff of the Securities and Exchange Commission (the “Commission” or the “SEC”) has a number of legal and policy concerns regarding the proposed use of certain derivatives by the above-referenced ALAIA Market Linked Trust unit investment trust (UIT) (the “Series”). At your request, set forth below is our analysis of why the use of exchange-listed European Flexible Exchange options (“Listed Options”) on the SPDR S&P 500 ETF Trust by the Series, and substantially-similar future series, is appropriate in the context of the regulatory and structural features of a UIT.1

UITs and Derivatives

Your letter states that the use of derivatives may pose a number of risks for an investment company, including increased investment risk through leverage and concentrated counterparty exposure. You suggest that derivatives may not be an appropriate portfolio holding for a UIT created under Section 4(2) of the Investment Company Act of 1940, as amended (the “1940 Act”)2 since UITs differ from management investment companies in that they have essentially no management, a fixed portfolio and a simple capital structure. You acknowledged, however, that the concerns you raise may apply more or less depending on the particular type of derivatives used.

1 As discussed during our phone conversation on May 3, 2016, we continue to review your concerns regarding Series 2-[1]’s use of over-the-counter European-style options on a broad-based securities index (“OTC Options”). We will respond to your comments regarding the potential use of OTC Options in a separate letter.
2 Section 4(2) of the 1940 Act states “Unit investment trust’ means an investment company which (A) is organized under a trust indenture, contract of custodianship or agency, or similar instrument, (B) does not have a board of directors, and (C) issues only redeemable securities, each of which represents an undivided interest in a unit of specified securities; but does not include a voting trust.” The Series has been organized and seeks to operate in a manner consistent with Section 4(2).

Edward P. Bartz, Senior Counsel
May 12, 2016
Page Two

As set out in more detail below, it is our view that the instruments that the Series will purchase do not raise the type of concerns you identify as inherent in many derivatives transactions. Accordingly, we believe the Series will comply with the all the structural and regulatory requirements imposed by Section 4(2) of the 1940 Act.

1.	Fixed Portfolio

The Series intends to use a fixed portfolio consisting of a combination of Listed Options, U.S. Treasury securities and cash or cash equivalents. We believe that such a fixed portfolio, including the use of Listed Options, is consistent with the provisions of Section 4(2) because the Series’ portfolio will be fixed at inception and structured to achieve its stated investment strategy with little to no management or modification once the initial deposit is made.

In this regard, and as described in more detail in Section 2 below, we note that Listed Options: (i) are exchange-traded through national options exchanges that are subject to an extensive regulatory framework; (ii) are guaranteed and issued by the Options Clearing Corporation (“OCC”) and, therefore, require no counterparty credit risk monitoring; (iii) will all have the same material terms (i.e., expiration dates, underlying assets, etc.) but for strike prices, and will all be purchased prior to or at the time a deposit is made; and (iv) are “European style” options that are not complex and will have negotiated strike prices, expiring on a date certain with no payment requirements prior to the Listed Options’ maturity. The Series, and future series, intend to hold Listed Options with expiration dates that will coincide with the Series’ maturity date.

The fixed portfolio of the Series will include Listed Options that will adhere to one of the following strategies:

(a)           The Listed Options will all be “purchased” call or put options, or “purchased” call spread or put spread options (all spreads being directly offsetting and netted and paid for on a net-cost basis). All components of purchased call spreads and put spreads will have the same maturity date and the same material terms (other than strike prices). All purchased call spreads and put spreads will be paid for by the Series at the time of purchase through a single non-refundable upfront option premium. Thus all the Listed Options will be purchased (long) positions through the exchange, requiring no collateral posting beyond the initial non-refundable premium paid, and no future payment obligations by the Series. All payments under the Listed Options are due to the Series from the exchange upon expiration; or

Edward P. Bartz, Senior Counsel
May 12, 2016
Page Three

(b)           The Listed Options will be a combination of (i) “purchased” call or put options, or “purchased” call spread or put spread options, of the kind described in subsection (a) above and (ii) written put options that may generate a future payment obligation which, in all cases, will be less than the amount resulting from the maturing portfolio of U.S. Treasury securities held by the Series. Since the Listed Options have a payment obligation on their expiration date only, and the Series intend to hold Listed Options with expiration dates that coincide with a Series’ maturity date. Any payments to be made under subsection (ii) will be made from maturing U.S. Treasury securities held in the portfolio. All U.S. Treasury securities will mature prior to or on the date of the Series maturity date.

Set forth as Exhibits 1 and 2 are hypothetical examples of how the fixed portfolios might be structured and perform.

2.	No Incremental Management

Based on the elements described below, a Series utilizing Listed Options as described herein requires no more management than a UIT that invests in a fixed portfolio of equity securities.

2.1           Counterparty Exposure

With respect to concentrated counterparty exposure, we note that Listed Options are guaranteed and issued by the OCC, a corporation owned equally by five of the options exchanges for which it provides clearing services. The OCC is subject to the jurisdiction and oversight of both the SEC and the Commodity Futures Trading Commission as a self-regulatory organization. In addition, as a result of the Dodd-Frank Act, as of July 2012, the OCC was designated as a “systemically important financial market utility” and came under the oversight of the Board of Governors of the Federal Reserve Bank.

Through a novation process, the OCC becomes the counterparty to each contract cleared through its facilities, thus protecting clearing members from counterparty risk and guaranteeing settlement of trades cleared through its facilities. Margin deposits and clearing fund deposits support the guarantees entered into by the OCC. Under these circumstances, and in light of the high level of regulation imposed on and the transparency required of the OCC, we respectfully suggest that the risk of counterparty exposure, and the need for counterparty monitoring for credit deterioration or failure on Listed Options, is de minimis.

2.2           On-Going and Future Obligations

Each Series’ portfolio will be fixed at inception and there will be no obligation or ability to modify the portfolio. Accordingly, the portfolio will not require ongoing management. In particular:

Edward P. Bartz, Senior Counsel
May 12, 2016
Page Four

(a)           as proposed, all Listed Options deposited in the Series will be “European style” options that are not complex, have negotiated strike prices and will expire with no obligation to exchange payments prior to maturity. They will all be entered into prior to or at the date of deposit;

(b)           Listed Options deposited in the Series will have expiration dates coinciding with the Series’ maturity date;

(c)           as discussed above, the use of purchased puts or calls, or purchased put spreads or call spreads, based on Listed Options, will not result in any future payment obligation or posting of collateral after the date of the purchase; and

(d)           as discussed above, to the extent that the Series uses written put options based on Listed Options that may generate a future payment obligation, that obligation will always be less than the value of the portfolio of U.S. Treasury securities held by the Series and maturing on or before the date the Listed Options and the Series maturity date (i.e., any future payment is fully “covered”).

2.3           Complexity

Your letter also suggested that derivatives, in general, may include “investment, legal, and operational risks introduced by the complexity of designing the investment strategy, negotiating the derivative instrument, administering the derivative instrument, managing the rights and obligations arising under the derivative instrument, or managing any default, dispute or bankruptcy claim arising out of a bilateral contract.”  Although such risks may occur in certain bilateral, negotiated and uncleared derivative contracts, for the reasons outlined above, we do not believe that the Listed Options present these risks.

Moreover, the nature of the Listed Options proposed to be used is not “complex” as that term is used in a recent rulemaking proposal related to the use of derivatives by management investment companies (“Proposed Rule 18f-4”).3 In that proposal, a complex derivative transaction is defined as any derivatives transaction for which the amount payable by either party upon settlement date, maturity or exercise: (1) is dependent on the value of the underlying reference asset at multiple points in time during the term of the transaction; or (2) is a non-linear function of the value of the underlying reference asset, other than due to optionality arising from a single strike price. The “vanilla” nature of the Listed Options does not fit within this definition. We believe that the market would benefit from the clarity and certainty that would result if the Staff and the Commission were to adhere to a consistent definition of the term “complex” in this context.

3 Use of Derivatives by Registered Investment Companies and Business Development Companies, Rel. No. IC-31933 (Dec. 11, 2015).

Edward P. Bartz, Senior Counsel
May 12, 2016
Page Five

2.4           Risk Arising from Leverage

With respect to the use of leverage and the increased risk that may occur as a result, we note that the portfolio described in 1(a) above will not result in any future payment obligations by the Series and thus there will be no leverage risk. Though purchased Listed Options may provide the economic equivalent of leverage because they may provide gains in excess of the investment, they do not impose “leverage risk” because there is no risk of loss beyond the up front premium.

We acknowledge that written option contracts, including some of the Listed Options in the fixed portfolio described above under item 1(b), may lead to a future payment obligation and leverage risk as understood by the Staff.4  As previously noted, however, to the extent the Series uses written put options that may generate a future payment obligation, that obligation will always be less than the value of the portfolio of U.S. Treasury securities held by the Series and maturing on or before the date that the Listed Options and the Series mature (i.e., any future payment is fully “covered”). The notional amount of such options will always be less than the principal amount of the Series.

2.5           Board Oversight

In light of the structure of Listed Options including, in particular, the non-applicability of counterparty credit risk, their European and non-complex nature, with no payments occurring prior to expiration (which coincides with the Series maturity date), and the fact that negotiation of the option terms will occur only at the date of the option purchase (i.e., at or before the deposit date), there is no need for ongoing oversight of the Series’ portfolio by a board of directors. There is also no need to oversee an adviser because the Series will not require any day-to-day management beyond that which would be required for a portfolio of equity securities in other UITs.

2.6           Determinations Throughout the Life of a Listed Option

You have stated that sponsors may seek to design derivatives that minimize discretion, automate operations or shift decision making to the counterparty, and that this attempt to “fit” derivatives to the UIT form may force important principles into conflict, trading the core structural limitations of Section 4(2) against other shareholder protections. For example, you have suggested that seeking to shift determinations and calculations in relation to a derivative to a counterparty, or attempting to avoid the need to negotiate a substitute derivative during the life of a UIT may give a derivative counterparty some control over the termination of the UIT, or diminish the UIT’s ability to, for instance, raise and pursue disputes with a counterparty.

4 “Leverage exists when an investor achieves the right to a return on a capital base that exceeds the investment which he has personally contributed to the entity or the instrument achieving a return.” Securities Trading Practices of Registered Investment Companies, Rel. No. IC-10666 (Apr. 18, 1979) at n.5 (“Release 1066”).

Edward P. Bartz, Senior Counsel
May 12, 2016
Page Six

We believe that the nature of the Listed Options would not present these concerns because:

(a)           Any modifications to the Listed Options will be made by the OCC following the standard guidelines set forth by the OCC, such as, for example, those related to corporate event adjustments. These standard guidelines are followed by the entire listed options market. They are not dependent on a particular counterparty and do not transfer control to a counterparty.

(b)           There would be no need for dispute resolution, or substitution of counterparty, given that there is no bilateral agreement with a counterparty that is not governed by broad exchange rules.

3.	Capital Structure

3.1           Section 18 Limitations

Although Section 18 (and Proposed Rule 18f-4) do not apply to UITs, we believe it is instructive to consider whether the Listed Options present the types of investor protection concerns that Section 18 is designed to address.

Section 18 of the 1940 Act imposes limitations on the capital structure of investment companies and restricts their ability to issue “senior securities.”  Section 18(g) defines “senior security” to mean, among other things, “any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness.”  The Commission has taken the position that certain trading practices and derivatives transactions may “impose on a fund a conditional or unconditional contractual obligation to pay or deliver assets in the future to a counterparty and thus involve the issuance of a senior security for purposes of section 18.”5 Moreover, the Commission has stated that Section 18 is designed to address certain of the “fundamental statutory policy and purposes underlying” the 1940 Act, including the need to mitigate and “so far as is feasible” eliminate, among other things, “excessive borrowing and the issuance of excessive amounts of senior securities” by investment companies that “operate without adequate assets or reserves.”6

5 Use of Derivatives by Registered Investment Companies and Business Development Companies, Rel. No. IC-31933 (Dec. 11, 2015), at n.62 and related text.
6 Id.

Edward P. Bartz, Senior Counsel
May 12, 2016
Page Seven

We submit that the investor protection concerns outlined in Section 1(b) of the 1940 Act and addressed in Section 18 thereof are not present in the Series’ proposed use of Listed Options. In particular, other than with respect to written put options in the fixed portfolio under item 1(b) above, no future payment obligations will be incurred by the use of Listed Options, and they therefore do not meet the Section 18 definition of senior securities. Moreover, with respect to written put options, a Series will have access to the cash value of maturing U.S. Treasury securities to pay any additional future obligations, thus fully covering such exposure.

3.2           Proposed Rule 18f-4

Under Proposed Rule 18f-4, the Listed Options specified under the fixed portfolio set forth in item 1(a) above would not constitute “derivative transactions” if such Listed Options were purchased in a managed investment company. Under Proposed Rule 18f-4, “derivatives transaction” is defined as “any swap, security-based swap, futures contract, forward contract, option, any combination of the foregoing, or any similar instrument (“derivative instruments”) under which a fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination.” Thus, transactions that do not impose a payment obligation on the fund beyond its investment are not “derivatives transactions.”

Moreover, as stated in the proposing release, “[a] derivative that does not impose a future payment obligation on a fund … generally resembles non-derivative securities investments in that these investments may lose value but will not require the fund to make any payments in the future.” The SEC took the position, in the release that it “preliminarily believe[s] that a derivative that does not impose a future payment obligation on the fund would not involve a senior security transaction for purposes of section 18.”  We submit that all the Listed Options included in the fixed portfolio set forth in item 1(a) above would not be senior securities but would be similar in scope to a regular equity security.

As it relates to any written put Listed Option in the fixed portfolio set forth in item 1(b) above, any future obligations would be fully covered by a maturing portfolio of US Treasury securities which would convert to cash concurrently or prior to any payments of future amounts due thereunder.

4.	Investor Protection Concerns

You note that the 1940 Act includes a “range of safeguards” to protect investors when a management investment company engages in derivatives transactions. These include the (i) leverage limitations of Section 18 (addressed in Section 3 above), (ii) a board of directors to oversee, among other things, valuation of a fund’s portfolio (addressed in Section 2.5 above) and (iii) the performance of an adviser charged with a fiduciary duty to act in the best interests of the fund.

Edward P. Bartz, Senior Counsel
May 12, 2016
Page Eight

4.1           Adviser as Fiduciary

ALAIA Capital LLC, the Series’ Evaluator and Portfolio Consultant (“AC”), is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). As such, it is subject to the anti-fraud provisions contained in Section 206 of the Advisers Act, which have been interpreted by the U.S. Supreme Court to impose a fiduciary duty on investment advisers by operation of law.7 Among other things, Section 206 makes it unlawful for “any investment adviser, . . . directly or indirectly . . . (2) to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client . . . or (4) to engage in any act, practice, or course of business which is fraudulent, deceptive, or manipulative.”8  It is our view that AC is subject to fiduciary obligations under Section 206 of the Advisers Act with respect to its activities as Evaluator and Portfolio Consultant to the Series.

5.	Disclosure Concerns

5.1           FINRA Guidance

Beech Hill Securities, Inc. (“BHSI”), the depositor, sponsor and principal underwriter of the Series, is a broker-dealer registered with the SEC and a member in good standing of the Financial Industry Regulatory Authority, Inc. (FINRA). Because it is anticipated that the Series will share some characteristics with structured notes, BHSI intends to follow FINRA’s guidance relating to the sale of structured products and to tailor the disclosures to the Commission’s guidance relating to structured products (in addition to complying with Rule 206(4)-8 under the Advisers Act, as discussed below) and market practice for disclosures relating to the features and risks of structured products.

In Regulatory Notice 12-03, FINRA provided guidance to member firms about the supervision of sales of complex products, such as structured notes with intricate or derivative-like features, to retail investors. BHSI believes that the same concerns would apply to recommendations of an investment strategy involving the Series. BHSI will therefore implement procedures to ensure that the supervisory procedures summarized below are adopted by distributors recommending the Series to retail investors. Among other things, Notice 12-03 recommended heightened supervisory and compliance procedures for member firms recommending such complex products to retail investors. FINRA’s recommendations include (i) the firm or its registered representatives should perform reasonable diligence to understand the nature of the transaction or recommended investment strategy; (ii) the firm should adopt formal written procedures to ensure that its registered representatives do not recommend a complex product to a retail investor before it has been thoroughly vetted; (iii) the firm should implement post-approval review to periodically determine whether complex products’ performance and risk profile remain consistent with the manner in which the firm sold them; (iv) the firm should implement training of registered representatives to ensure that they understand the features and risks associated with complex products; and (v) registered representatives should consider the customer’s financial sophistication.

7 SEC v. Capital Gains Research Bureau, Inc., 375 U.S. 18 (1963).
8 54 U.S.C. 847 §80b-6.

Edward P. Bartz, Senior Counsel
May 12, 2016
Page Nine

The draft prospectus for the Series includes comprehensive disclosure about the various features of the UIT, including leverage, the capped return, the buffer level and the maximum loss per unit, and how those features affect the potential payoff to investors.  The prospectus includes risk factors disclosing potential loss, a capped upside, that investors should hold the UIT from inception to the mandatory dissolution date, fluctuations over time in the value of the UIT, unpredictable volatility in the underlying reference asset affecting the value of the UIT, tax implications and numerous disclosures about risks relating to the Listed Options and the effect on the value of the UIT.  These risk factors are modeled on the types of risk factors for SEC-registered structured products with similar features.

5.2           SEC

In April 2012, the SEC’s Division of Corporation Finance’s Office of Capital Markets Trends sent a “sweep letter” to many issuers of structured products. Although many of the concerns raised by the sweep letter relating to structured products’ disclosures will not apply to the Series, BHSI intends to address the applicable concerns in future offering materials. For example, BHSI does not intend to disclaim liability or responsibility for any disclosures made about an underlying exchange-traded fund. In addition, if BHSI presents hypothetical historical performance information, it will do so in a fair and balanced manner.9

AC notes that the Commission has adopted rules that, among other things, clarify that it “shall constitute a fraudulent, deceptive, or manipulative act, practice, or course of business within the meaning of [Section 206(4) of the Advisers Act] for any investment adviser to a pooled investment vehicle to: (1) make any untrue statement of a material fact or to omit to state a material fact necessary to make the statements made, in the light of the circumstances under which they were made, not misleading, to any investor or prospective investor in the pooled investment vehicle.”10 A UIT meets the definition of a “pooled investment vehicle” for purposes of Rule 206(4)-8. Accordingly, as the Evaluator and Portfolio Consultant to the Series, AC is under a fiduciary obligation to ensure that the offering documents for the Series are full, fair and not misleading.

9 See questions 11 and 12 of the sweep letter. AC also acknowledges that any such performance information should be calculated and presented in a manner consistent with the provisions of the Advisers Act and its related regulations and no-action positions taken by the staff.
10 17 C.F.R. § 275.206(4)-8 (2007).

Edward P. Bartz, Senior Counsel
May 12, 2016
Page Ten

Rule 487

You have noted that due to the concerns raised, you believe it is not appropriate for a UIT using derivatives to rely on Rule 487. Given the above analysis and explanation, we request that the staff reconsider its position regarding the ability of the Series’ to rely on Rule 487.

* * *

We appreciate the opportunity to respond to your comments.  If you have any further questions or concerns, please contact me at 212.468.8179 or apinedo@mofo.com.

Sincerely,

/s/ Anna T. Pinedo
Anna T. Pinedo

cc:	Oscar Loynaz, ALAIA Capital, LLC
Paul Koo, ALAIA Capital, LLC
Vincent Ianuzzi, Beech Hill Securities, Inc.
Kelley Howes, Morrison & Foerster LLP
Bradley Berman, Morrison & Foerster LLP